333-
                                                          File Nos. 811-7547
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


REGISTRATION  STATEMENT  UNDER  THE SECURITIES ACT OF 1933                 [X]
      Pre-Effective   Amendment  No.                                       [ ]
      Post-Effective  Amendment  No.                                       [ ]
REGISTRATION  STATEMENT  UNDER  THE INVESTMENT COMPANY ACT OF 1940         [X]
      Amendment  No.                                                       [ ]

                        (Check appropriate box or boxes.)

     Valley Forge Life Insurance Company Variable Annuity Separate Account
     ---------------------------------------------------------------------
     (Exact Name of Registrant)

     Valley Forge Life Insurance Company
     -----------------------------------
     (Name of Depositor)

     CNA Plaza, 43 South, Chicago, Illinois                         60685

     ------------------------------------------------------------   ----------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code (312) 822-6597

  Name and Address of Agent for Service
          Jonathan D. Kantor
          Executive Vice President, General
          Counsel and Secretary
          Valley Forge Life Insurance Company
          CNA Plaza, 43 South
          Chicago, Illinois 60685

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          4401 West Tradewinds Avenue
          Suite 207
          Lauderdale by the Sea, FL  33308
          (954) 771-7909

It is proposed that this filing will become effective:

    As soon as practicable after the effective date of this filing.

---------------------------------------------------------------------------  The
Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
---------------------------------------------------------------------------

Title of Securities Registered:
       Variable Annuity Contracts

                              CROSS REFERENCE SHEET
                              Required by Rule 495

Item No.                                                 Location
--------                                                 --------

                                     PART A
Item 1.   Cover Page                                  Cover Page

Item 2.   Definitions                                 Index of Special Terms

Item 3.   Synopsis                                    Highlights

Item 4.   Condensed Financial Information             Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies          The Company,
                                                      Investment Choices

Item 6.   Deductions and Expenses                     Expenses

Item 7.   General Description of Variable             The Annuity Contract
          Annuity Contracts

Item 8.   Annuity Period                              Annuity Provisions

Item 9.   Death Benefit                               Death Benefit

Item 10.  Purchases and Contract Value                Purchase, Contract Value

Item 11.  Redemptions                                 Access to Your Money

Item 12.  Taxes                                       Taxes

Item 13.  Legal Proceedings                           Not Applicable

Item 14.  Table of Contents of the Statement of       Other Information
          Additional Information

                                     PART B

Item 15.  Cover Page                                 Cover Page

Item 16.  Table of Contents                          Table of Contents

Item 17.  General Information and History            Company

Item 18.  Services                                   Not Applicable

Item 19.  Purchase of Securities Being Offered       Not Applicable

Item 20.  Underwriters                               Distribution

Item 21.  Calculation of Performance Data            Performance Information

Item 22.  Annuity Payments                           Annuity Provisions


Item 23.  Financial Statements                       Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.

                                     PART A

                       VALLEY FORGE LIFE INSURANCE COMPANY

                       VALLEY FORGE LIFE INSURANCE COMPANY
                        VARIABLE ANNUITY SEPARATE ACCOUNT

                   FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

This prospectus describes the variable annuity contract offered by Valley Forge Life Insurance Company (we, us, our). This is a deferred variable annuity contract and provides for accumulation of contract values and annuity payments on a fixed and variable basis.

The contract has a number of investment choices (fixed accounts and variable investment options). The fixed accounts provide an investment rate guaranteed by us. You can put your money in the fixed accounts and/or any of the following investment options which are offered through our variable account, Valley Forge Life Insurance Company Variable Annuity Separate Account. Some of the investment options may not be available in your state.

FEDERATED INSURANCE SERIES
Advised by Federated Investment Management Company

Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II

THE ALGER AMERICAN FUND
Advised by Fred Alger Management, Inc.

Alger American Growth Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

VARIABLE  INSURANCE  PRODUCTS FUND (VIP),  Initial Class and
VARIABLE  INSURANCE PRODUCTS  FUND II (VIP II),  Initial  Class
Advised by  Fidelity  Management  & Research  Company

Fidelity  VIP II  Asset  Manager  Portfolio

Fidelity  VIP II Contrafund (R) Portfolio
Fidelity VIP Equity-Income  Portfolio
Fidelity VIP II Index 500 Portfolio

MFS VARIABLE  INSURANCE TRUST
Advised by MFS Investment  Management

MFS Emerging Growth Series
MFS Investors Trust Series (formerly, MFS Growth With Income Series) MFS Research Series
MFS Total Return Series

JANUS ASPEN SERIES, Service Shares
Advised by Janus Capital Corporation

Janus Aspen Series Capital Appreciation Portfolio
Janus Aspen Series Growth Portfolio
Janus Aspen Series Balanced Portfolio
Janus Aspen Series Flexible Income Portfolio
Janus Aspen Series International Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

ALLIANCE VARIABLE PRODUCTS SERIES FUND, Class B Shares
Advised by Alliance Capital Management, L.P.

Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Advised by American Century Investment Management, Inc.

American Century VP Income & Growth Fund
American Century VP Value Fund

FRANKLIN  TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, Class 2 Shares

Templeton Developing Markets Securities Fund
Advised by Templeton Asset Management  Ltd.

Templeton Asset Strategy Fund
Advised by Templeton  Investment Counsel, LLC

LAZARD RETIREMENT SERIES
Advised by Lazard Asset Management

Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)
Advised by Morgan Stanley Asset Management

Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

RYDEX VARIABLE TRUST
Advised by Rydex Global Advisors

Rydex U.S. Government Money Market Fund
Rydex U.S. Government Bond Fund
Rydex OTC Fund
Rydex Arktos Fund
Rydex Nova Fund
Rydex Ursa Fund
Rydex Mekros Fund
Rydex Medius Fund
Rydex Velocity 100 Fund
Rydex Venture 100 Fund
Rydex Titan 500 Fund
Rydex Tempest 500 Fund
Rydex Large-Cap Europe Fund
Rydex Large-Cap Japan Fund
Rydex Banking Fund
Rydex Basic Materials Fund
Rydex Biotechnology Fund
Rydex Consumer Products Fund
Rydex Electronics Fund
Rydex Energy Fund
Rydex Energy Services Fund
Rydex Financial Services Fund
Rydex Health Care Fund
Rydex Internet Fund
Rydex Leisure Fund
Rydex Precious Metals Fund
Rydex REIT Fund
Rydex Retailing Fund
Rydex Technology Fund
Rydex Telecommunications Fund
Rydex Transportation Fund
Rydex Utilities Fund

Please read this Prospectus before investing. You should keep it for future reference. It contains important information about the contract.

The expenses for a contract which awards mileage program miles may be higher than a contract which does not award mileage program miles, and the value, if any, of such award of miles may be more than offset by additional expenses attributable to the contract. If the American Airlines mileage program is discontinued the fees and charges under the contract will not be reduced.

We will award American Airlines mileage program miles pursuant to the AAdvantage Program based on the amount of your initial purchase payment. Additional miles may be awarded as a result of subsequent purchase payments. We reserve the right to determine the number of miles, if any, awarded with each purchase payment we receive. American Airlines may find it necessary to change AAdvantage Program rules, regulations, travel awards and special offers at any time. This means that American may initiate changes impacting, for example, participant affiliations, rules for earning mileage credits, mileage levels and rules for the use of travel awards, continued availability of travel awards, blackout dates and limited seating for travel awards, and the features of special offers. American Airlines reserves the right to end the AAdvantage Program with six months notice. AAdvantage travel awards, mileage accrual and special offers are subject to government regulations. American Airlines is not responsible for products or services offered by other participating companies.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI) dated ____________, 2001. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page _ of this Prospectus. For a free copy of the SAI, call us at
(800) 262-1755 or write to: Valley Forge Life, Administrative Office, Investment Products, 100 CNA Drive, Nashville, TN 37214.

The Contracts:

         *  are not bank deposits.
         *  are not federally insured.
         *  are not endorsed by any bank or governmental agency.
         *  are not guaranteed and may be subject to loss of principal.

The SEC has not approved or disapproved these securities or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

                               _____________, 2001

                                TABLE OF CONTENTS

                                                                            Page
INDEX OF SPECIAL TERMS
HIGHLIGHTS
TABLE OF FEES AND EXPENSES

THE COMPANY
THE ANNUITY CONTRACT
PURCHASES
INVESTMENT CHOICES
EXPENSES
CONTRACT VALUE
ACCESS TO YOUR MONEY
DEATH BENEFIT
ANNUITY PROVISIONS
TAXES
PERFORMANCE
OTHER INFORMATION

                             INDEX OF SPECIAL TERMS

We have tried to make this Prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. We indicated below the page in which we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                            Page

Accumulation Period
Accumulation Unit
Annuitant
Annuity Date
Annuity Payment Options
Annuity Payments
Annuity Period
Annuity Unit
Beneficiary
Investment Options
Non-Qualified
Qualified

                                   HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account options and investment options. The contract is intended for retirement savings or other long-term investment purposes. We will issue the contract as an individual contract in most states; and as a certificate under a group annuity contract in other states.

The contract, as in all deferred annuity contracts, has two phases: the accumulation period and the annuity period. During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation period, we may also assess a withdrawal charge of up to 9%. The annuity period occurs when you begin receiving regular payments from your contract.

You can choose to receive annuity payments on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment options you select for the annuity period. If you choose fixed payments, the amount of the fixed annuity payments are level for the annuity period.

Free Look. If you cancel the contract within 10 days after receiving it (or whatever period is required in your state), we will cancel the contract without charging a withdrawal fee. You will receive whatever your contract is worth on the day that we receive your request. This amount may be more or less than your original payment. We will return your original payment if required by law.

Tax Penalty. The earnings in your contract are not taxed until you take money out of your contract. If you take money out during the accumulation period, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the annuity period are considered partly a return of your original investment.

Inquiries.  If you need more information, please contact us at:

                   Valley Forge Life Insurance Company
                   Investment Products
                   100 CNA Drive
                   Nashville, TN 37214
                   (800) 262-1755

                           TABLE OF FEES AND EXPENSES
                               (See Note 1)

Owner Transaction Expenses

Withdrawal Charge: (as a percentage of purchase payments withdrawn) (See Note 2)

---------------------------------------------------------------------------
NUMBER OF CONTRACT YEARS                                     WITHDRAWAL
FROM RECEIPT OF PURCHASE PAYMENT                               CHARGE
------------------------------------------------------------------------

1..........................................................  9%
2..........................................................  8%

3..........................................................  7%
4..........................................................  6%
5..........................................................  5%
6..........................................................  4%
7..........................................................  3%
8 and thereafter...........................................  0%

Transfer Fee: No charge for the first 18 transfers in a contract year during the accumulation period; thereafter, the fee is $25 per transfer. There is no charge for the 4 allowable transfers in a contract year during the annuity period.

Contract Maintenance Charge: (See Note 3) $30 per contract year.

Variable Account Annual Expenses
(as a percentage of average variable account value)

Product Expense Charge (mortality and expense
risk charge and administrative charge): (See Note 4)          1.65%

Investment Option Expenses: (as a percentage of the average daily net assets of an investment option) (See Note 5)



-------------------------------------------------------------------------------------------------
                                                                 OTHER            TOTAL ANNUAL
                                                            EXPENSES (AFTER      EXPENSES (AFTER
                                                            WAIVERS AND/OR       WAIVERS AND/OR
                                                            REIMBURSEMENTS       REIMBURSEMENTS
                                     MANAGEMENT               WITH RESPECT         WITH RESPECT
                                     (ADVISORY     12B-1      TO CERTAIN           TO CERTAIN
                                       FEES)       FEES   INVESTMENT OPTIONS)   INVESTMENT OPTIONS)
-------------------------------------------------------------------------------------------------

FEDERATED INSURANCE SERIES
  (See Note 6)
  Federated High Income Bond Fund
     II, Primary Shares...........      0.60%       --           0.16%           0.76%
  Federated Prime Money Fund II...      0.48%       --           0.19%           0.67%
  Federated Utility Fund II.......      0.75%       --           0.16%           0.91%
THE ALGER AMERICAN FUND
  Alger American Growth
     Portfolio....................      0.75%       --           0.04%           0.79%
  Alger American MidCap Growth
     Portfolio....................      0.80%       --           0.04%           0.84%

  Alger American Small
     Capitalization Portfolio.....      0.85%       --           0.05%           0.90%
  Alger American Leveraged AllCap
     Portfolio.......                   0.85%        --          0.05%           0.90%
VARIABLE INSURANCE PRODUCTS FUND
  (VIP), INITIAL CLASS AND
  VARIABLE INSURANCE PRODUCTS FUND
  II (VIP II), INITIAL CLASS
  Fidelity VIP II Asset Manager
     Portfolio ...................      0.53%        --           0.08%           0.61%
  Fidelity VIP II Contrafund
     Portfolio (See Note 7).......      0.57%        --           0.09%           0.66%
  Fidelity VIP Equity-Income
     Portfolio (See Note 7).......      0.48%        --           0.08%           0.56%
  Fidelity VIP II Index 500
     Portfolio (See Note 8).......      0.24%        --           0.09%           0.33%
MFS VARIABLE INSURANCE TRUST
  (See Note 9)
  MFS Emerging Growth Series......      0.75%        --           0.10%           0.85%
  MFS Investors Trust Series......      0.75%        --           0.12%           0.87%
  MFS Research Series.............      0.75%        --           0.10%           0.85%
  MFS Total Return Series.........      0.75%        --           0.15%           0.90%
JANUS ASPEN SERIES, SERVICE SHARES
     (See Note 10)
   Janus Aspen Series Capital
     Appreciation Portfolio.......      0.65%        0.25%        0.02%           0.92%
  Janus Aspen Series Growth
     Portfolio....................      0.65%        0.25%        0.02%           0.92%
  Janus Aspen Series Balanced
     Portfolio....................      0.65%        0.25%        0.02%           0.92%
  Janus Aspen Series Flexible
     Income Portfolio.............      0.65%        0.25%        0.09%           0.99%
  Janus Aspen Series International
     Growth Portfolio.............      0.65%        0.25%        0.06%           0.96%
  Janus Aspen Series Worldwide
     Growth Portfolio.............      0.65%        0.25%        0.05%           0.95%
ALLIANCE VARIABLE PRODUCTS SERIES
  FUND, CLASS B SHARES
  Alliance Premier Growth
     Portfolio....................      1.00%        0.25%        0.05%           1.30%
  Alliance Growth and Income
     Portfolio....................      0.63%        0.25%        0.07%           0.95%
AMERICAN CENTURY VARIABLE
  PORTFOLIOS, INC. (See Note 11)
  American Century VP Income &
     Growth Fund..................      0.70%         --          0.00%           0.70%
  American Century VP Value
     Fund.........................      1.00%         --          0.00%           1.00%

FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST, CLASS
  2 SHARES (See Note 12)
  Templeton Developing Markets
     Securities Fund..............      1.25%        0.25%         0.31%          1.81%
  Templeton Asset Strategy Fund...      0.60%        0.25%         0.22%          1.07%
LAZARD RETIREMENT SERIES
  (See Note 13)
  Lazard Retirement Equity
     Portfolio....................      0.75%        0.25%         0.25%          1.25%
  Lazard Retirement Small Cap
     Portfolio....................      0.75%        0.25%         0.25%          1.25%
THE UNIVERSAL INSTITUTIONAL FUNDS,
  INC. (See Note 14)
  Morgan Stanley International
     Magnum Portfolio.............      0.50%         --           0.68%          1.18%
  Morgan Stanley Emerging Markets
     Equity Portfolio.............      1.09%         --           0.71%          1.80%
RYDEX VARIABLE TRUST
  Rydex U.S. Government
     Money Market Fund                  0.50%         --           0.64%          1.14%
  Rydex U.S. Government Bond Fund       0.50%         --           1.39%          1.89%
  Rydex OTC Fund                        0.75%         --           0.71%          1.46%
  Rydex Arktos Fund                     0.90%         --           1.00%          1.90%
  Rydex Nova Fund                       0.75%         --           0.67%          1.42%
  Rydex Ursa Fund                       0.90%         --           0.69%          1.59%
  Rydex Mekros Fund                     0.90%         --           1.00%          1.90%
  Rydex Medius Fund                     0.90%         --           1.00%          1.90%
  Rydex Velocity 100 Fund               0.90%         --           1.00%          1.90%
  Rydex Venture 100 Fund                0.90%         --           1.00%          1.90%
  Rydex Titan 500 Fund                  0.90%         --           1.00%          1.90%
  Rydex Tempest 500 Fund                0.90%         --           1.00%          1.90%
  Rydex Large-Cap Europe Fund           0.90%         --           1.00%          1.90%
  Rydex Large-Cap Japan Fund            0.90%         --           1.00%          1.90%
  Rydex Banking Fund                    0.85%         --           1.00%          1.85%
  Rydex Basic Materials Fund            0.85%         --           1.00%          1.85%
  Rydex Biotechnology Fund              0.85%         --           1.00%          1.85%
  Rydex Consumer Products Fund          0.85%         --           1.00%          1.85%
  Rydex Electronics Fund                0.85%         --           1.00%          1.85%
  Rydex Energy Fund                     0.85%         --           1.00%          1.85%
  Rydex Energy Services Fund            0.85%         --           1.00%          1.85%
  Rydex Financial Services Fund         0.85%         --           1.00%          1.85%
  Rydex Health Care Fund                0.85%         --           1.00%          1.85%
  Rydex Internet Fund                   0.85%         --           1.00%          1.85%
  Rydex Leisure Fund                    0.85%         --           1.00%          1.85%
  Rydex Precious Metals Fund            0.75%         --           1.29%          2.04%
  Rydex REIT Fund                       0.85%         --           1.00%          1.85%
  Rydex Retailing Fund                  0.85%         --           1.00%          1.85%
  Rydex Technology Fund                 0.85%         --           1.00%          1.85%
  Rydex Telecommunications Fund         0.85%         --           1.00%          1.85%
  Rydex Transportation Fund             0.85%         --           1.00%          1.85%
  Rydex Utilities Fund                  0.85%         --           1.00%          1.85%

-------------------------------------------------------------------------------------------------

EXAMPLES

The examples below are designed to help you to understand the expenses in a contract. You should not consider these examples to represent the actual expenses you would pay. THE ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

If you surrendered your contract after the end of the specified time period, you would pay the following aggregate expenses on a $1,000 investment, assuming a 5% annual return:



Investment Option                                               One Year       Three Years        Five Years       Ten Years

Federated High Income Bond Fund II                                   118            157               198           313
Federated Prime Money Fund II                                        117            154               193           304
Federated Utility Fund II                                            120            162               206           329
Fidelity VIP Equity-Income Portfolio                                 116            150               187           292
Fidelity VIP II Asset Manager Portfolio                              117            152               190           297
Fidelity VIP II Contrafund Portfolio                                 117            154               193           303
Fidelity VIP II Index 500 Portfolio                                  114            143               175           267
Alger American Growth Portfolio                                      119            158               200           316
Alger American MidCap Growth Portfolio                               119            159               202           321
Alger American Small Capitalization Portfolio                        120            161               205           328
Alger American Leveraged AllCap Portfolio                            120            161               205           328
MFS Emerging Growth Series                                           119            160               203           322
MFS Investors Trust Series                                           119            160               204           324
MFS Research Series                                                  119            160               203           322
MFS Total Return Series                                              120            161               205           328
Alliance Premier Growth Portfolio                                    124            174               226           368
Alliance Growth and Income Portfolio                                 120            163               208           333
American Century VP Income & Growth Fund                             118            155               195           307
American Century VP Value Fund                                       121            164               210           338
Templeton Developing Markets Securities Fund                         129            189               252           416
Templeton Asset Strategy Fund                                        122            167               214           345
Lazard Retirement Equity Portfolio                                   123            172               223           363
Lazard Retirement Small Cap Portfolio                                123            172               223           363
Morgan Stanley International Magnum Portfolio                        123            170               220           356
Morgan Stanley Emerging Markets Equity Portfolio                     129            189               251           416
Janus Aspen Series Balanced Portfolio                                120            162               206           330
Janus Aspen Series Capital Appreciation Portfolio                    120            162               206           330
Janus Aspen Series Flexible Income Portfolio                         121            164               210           337
Janus Aspen Series Growth Portfolio                                  120            162               206           330
Janus Aspen Series International Growth Portfolio                    120            163               208           334
Janus Aspen Series Worldwide Growth Portfolio                        120            163               208           333
Rydex U.S. Government Money Market Fund                              122            169               218           352
Rydex U.S. Government Bond Fund                                      130            192               256           424
Rydex OTC Fund                                                       126            179               234           383
Rydex Arktos Fund                                                    130            192               256           425
Rydex Nova Fund                                                      125            177               232           379
Rydex Ursa Fund                                                      127            183               241           396
Rydex Mekros Fund                                                    130            192               256           425
Rydex Medius Fund                                                    130            192               256           425
Rydex Velocity 100 Fund                                              130            192               256           425
Rydex Venture 100 Fund                                               130            192               256           425
Rydex Titan 500 Fund                                                 130            192               256           425
Rydex Tempest 500 Fund                                               130            192               256           425
Rydex Large-Cap Europe Fund                                          130            192               256           425
Rydex Large-Cap Japan Fund                                           130            192               256           425
Rydex Banking Fund                                                   130            191               254           420
Rydex Basic Materials Fund                                           130            191               254           420
Rydex Biotechnology Fund                                             130            191               254           420
Rydex Consumer Products Fund                                         130            191               254           420
Rydex Electronics Fund                                               130            191               254           420
Rydex Energy Fund                                                    130            191               254           420
Rydex Energy Services Fund                                           130            191               254           420
Rydex Financial Services Fund                                        130            191               254           420
Rydex Health Care Fund                                               130            191               254           420
Rydex Internet Fund                                                  130            191               254           420
Rydex Leisure Fund                                                   130            191               254           420
Rydex Precious Metals Fund                                           132            197               263           438
Rydex REIT Fund                                                      130            191               254           420
Rydex Retailing Fund                                                 130            191               254           420
Rydex Technology Fund                                                130            191               254           420
Rydex Telecommunications Fund                                        130            191               254           420
Rydex Transportation Fund                                            130            191               254           420
Rydex Utilities Fund                                                 130            191               254           420

     If you do not surrender your contract after the end of the specified time period or if you begin receiving annuity payments you would pay the following aggregate expenses on the same investment:

Investment Option                                                 One Year       Three Years        Five Years       Ten Years

Federated High Income Bond Fund II                                   28            87              148             313
Federated Prime Money Fund II                                        27            84              143             304
Federated Utility Fund II                                            30            92              156             329
Fidelity VIP Equity-Income Portfolio                                 26            80              137             292
Fidelity VIP II Asset Manager Portfolio                              27            82              140             297
Fidelity VIP II Contrafund Portfolio                                 27            84              143             303
Fidelity VIP II Index 500 Portfolio                                  24            73              125             267
Alger American Growth Portfolio                                      29            88              150             316
Alger American MidCap Growth Portfolio                               29            89              152             321
Alger American Small Capitalization Portfolio                        30            91              155             328
Alger American Leveraged AllCap Portfolio                            30            91              155             328
MFS Emerging Growth Series                                           29            90              153             322
MFS Investors Trust Series                                           29            90              154             324
MFS Research Series                                                  29            90              153             322
MFS Total Return Series                                              30            91              155             328
Alliance Premier Growth Portfolio                                    34            104             176             368
Alliance Growth and Income Portfolio                                 30            93              158             333
American Century VP Income & Growth Fund                             28            85              145             307
American Century VP Value Fund                                       31            94              160             338
Templeton Developing Markets Securities Fund                         39            119             202             416
Templeton Asset Strategy Fund                                        32            97              164             345
Lazard Retirement Equity Portfolio                                   33            102             173             363
Lazard Retirement Small Cap Portfolio                                33            102             173             363
Morgan Stanley International Magnum Portfolio                        33            100             170             356
Morgan Stanley Emerging Markets Equity Portfolio                     39            119             201             416
Janus Aspen Series Balanced Portfolio                                30            92              156             330
Janus Aspen Series Capital Appreciation Portfolio                    30            92              156             330
Janus Aspen Series Flexible Income Portfolio                         31            94              160             337
Janus Aspen Series Growth Portfolio                                  30            92              156             330
Janus Aspen Series International Growth Portfolio                    30            93              158             334
Janus Aspen Series Worldwide Growth Portfolio                        30            93              158             333
Rydex U.S. Government Money Market Fund                              32            99              168             352
Rydex U.S. Government Bond Fund                                      40            122             206             424
Rydex OTC Fund                                                       36            109             184             383
Rydex Arktos Fund                                                    40            122             206             425
Rydex Nova Fund                                                      35            107             182             379
Rydex Ursa Fund                                                      37            113             191             396
Rydex Mekros Fund                                                    40            122             206             425
Rydex Medius Fund                                                    40            122             206             425
Rydex Velocity 100 Fund                                              40            122             206             425
Rydex Venture 100 Fund                                               40            122             206             425
Rydex Titan 500 Fund                                                 40            122             206             425
Rydex Tempest 500 Fund                                               40            122             206             425
Rydex Large-Cap Europe Fund                                          40            122             206             425
Rydex Large-Cap Japan Fund                                           40            122             206             425
Rydex Banking Fund                                                   40            121             204             420
Rydex Basic Materials Fund                                           40            121             204             420
Rydex Biotechnology Fund                                             40            121             204             420
Rydex Consumer Products Fund                                         40            121             204             420
Rydex Electronics Fund                                               40            121             204             420
Rydex Energy Fund                                                    40            121             204             420
Rydex Energy Services Fund                                           40            121             204             420
Rydex Financial Services Fund                                        40            121             204             420
Rydex Health Care Fund                                               40            121             204             420
Rydex Internet Fund                                                  40            121             204             420
Rydex Leisure Fund                                                   40            121             204             420
Rydex Precious Metals Fund                                           42            127             213             438
Rydex REIT Fund                                                      40            121             204             420
Rydex Retailing Fund                                                 40            121             204             420
Rydex Technology Fund                                                40            121             204             420
Rydex Telecommunications Fund                                        40            121             204             420
Rydex Transportation Fund                                            40            121             204             420
Rydex Utilities Fund                                                 40            121             204             420

Notes to Table of Fees and Expenses and Examples

1. The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur directly or indirectly. The Table reflects expenses of the separate account as well as the investment options.

2. There are circumstances under which we will waive or reduce the withdrawal charge.

3. During the accumulation period we will waive this charge if your contract value is $50,000 or more at the time the deduction is to be made.

4. The Fee Table and contract refer to a Product Expense Charge. This charge is equivalent to the aggregate charges that until recently were referred to as a Mortality and Expense Risk Charge and an Administrative Charge by many companies issuing variable annuity contracts. Throughout this prospectus we will refer to this charge as a Product Expense Charge. Under certain circumstances we may reduce the charge.

5. The tables do not reflect any premium taxes, which generally range from 0% to 4% depending upon the state or jurisdiction.

6. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2000. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2001. With respect to the Federated Insurance Series portfolios, the adviser and the shareholder services have voluntarily waived a portion or all of the management fees (including shareholder services fees). The adviser may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the "Management Fees" would have been as follows: 0.85% for the Federated High Income Bond Fund II, Primary Shares; 0.75% for the Federated Prime Money Fund II; and 1.00% for the Federated Utility Fund II.

7. Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

8. The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Including this reimbursement, the annual class operating expenses were 0.28%. This arrangement may be discontinued by the fund's manager at any time.

9. Each of these funds has an expense offset arrangement which reduces its custodian fee based upon the amount of cash it maintains with its custodian and dividend disbursing agent, and may enter into such arrangements and directed brokerage arrangements (which would also have the effect of reducing its expenses). Any such fee reductions are not reflected above under "Other Expenses" and therefore are higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Annual Expenses" would be lower and would equal 0.84% for MFS Emerging Growth Series, 0.86% for MFS Investors Trust Series, 0.84% for MFS Research Series, and 0.89% for MFS Total Return Series.

10. Expenses are based upon the estimated expenses that the new Service Shares Class of each portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of any expense offset arrangements.

11. The funds of American Century Variable Portfolios, Inc. have a stepped fee schedule. As a result, the funds' management fees generally decrease as the funds' assets increase.

12. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus.

13. Effective January 1, 2001, Lazard Asset Management, the Fund's investment adviser, has agreed to waive its fee and/or reimburse the Portfolios through December 31, 2001 to the extent total annual portfolio expenses exceed 1.25% of the Portfolio's average daily net assets. Absent such an agreement, the other expenses and total annual portfolio expenses for the year ended December 31, 2000 would have been 4.07% and 5.07% for the Lazard Retirement Equity Portfolio and 1.76% and 2.76% for the Lazard Retirement Small Cap Portfolio.

14. With respect to the Universal Institutional Funds, Inc. portfolios, the investment adviser has voluntarily waived a portion or all of the management fees and reimbursed other expenses of the portfolios to the extent total operating expenses exceed the following percentages: Emerging Markets Equity Portfolio 1.75%, International Magnum Portfolio 1.15%. The adviser may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the "Management Fees" and "Other Expenses" would have been as follows: 1.25% and 0.71%, respectively for the Emerging Markets Equity Portfolio; and 0.80% and 0.68%, respectively for the International Magnum Portfolio.

                                   THE COMPANY

Valley Forge Life Insurance Company, with its administrative office located at 100 CNA Drive, Nashville, TN 37214, is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNAF"). As of December 31, 2000, Loews Corporation owned approximately 87% of the outstanding common stock of CNAF.

We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia, Guam, Puerto Rico and all states except New York, where we are only admitted as a reinsurer.

                              THE ANNUITY CONTRACT

This prospectus describes the variable annuity contract that we are offering. An annuity is a contract between you, the owner, and us, the insurance company, in which we promise to pay you an income, in the form of annuity payments, beginning on a designated date in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation period. Once you begin receiving annuity payments, your contract is in the annuity period.

We will issue the contract as an individual annuity contract in most states, and as a certificate under a group annuity contract in other states. As used in this prospectus, the term contract refers to either: the individual annuity contract, or to a certificate issued under a group annuity contract.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation of the assets in your contract until you take money out of your contract. The contract is called a variable annuity because you can choose among the investment options, and depending upon market conditions, you can gain or lose money in any of these options. If you elect the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation period depends upon the investment performance of the investment option(s) you elect.

You can choose to receive annuity payments on a variable basis, a fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments you receive will depend upon the investment performance of the investment option(s) you select for the annuity period. If you select to receive payments on a fixed basis, the payments you receive will remain level.

The contract was intended to be sold as a non-qualified contract to individuals seeking retirement savings or other long-term investment purposes. It can also be purchased pursuant to standard IRA, Roth IRA and 403(b) qualified plans. However, if the contract is issued pursuant to a 403(b) plan, it can only be done as a rollover.

                                    PURCHASES
Purchase Payments

A purchase payment is the money you give us to buy the contract. The minimum initial purchase payment amount we will accept is $10,000 for non-qualified contracts, and $2,000 for qualified contracts. Each subsequent purchase payment must be at least $1,000. If you participate in the Electronic Fund Transfer program, the minimum subsequent payment is $100. Unless we agree otherwise, the maximum total of all purchase payments we will accept for the contract is $2,000,000.

Allocation of Purchase Payments

When you purchase a contract, you choose how we will apply your purchase payments among the investment options and the fixed account options. You may change the allocation of purchase payments by written notice to us. Any additional purchase payments will be allocated according to the allocation schedule in effect unless accompanied by written notice requesting a different allocation. Only whole percentages may be applied.

Free Look. If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state, which is shown on page 1 of your contract). When you cancel the contract within this time period, we will not assess a withdrawal charge. You will generally receive back whatever your contract is worth on the day we receive your request.

In certain states, or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). We reserve the right to allocate your purchase payment to a money market fund, or similar investment option, for 15 days before we allocate your first purchase payment to the investment option(s) you have selected. (In some states, the period may be longer.) If you exercise your free look right under these circumstances, we will return to you the greater of your contract value or your purchase payments.


Allocation. Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days except as described in the paragraph before this one. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit those amounts to your contract within one business day. Our business day closes when the New York Stock Exchange's normal business day ends, usually 4:00 p.m. Eastern time.

                               INVESTMENT CHOICES

The contract offers you the choice of allocating purchase payments to one of our fixed account options or to one or more of the investment options which are listed below. Additional investment options may be available in the future.

You should read this prospectus and the accompanying prospectuses for the investment options carefully before investing. Certain investment options contained in the fund prospectuses may not be available with your contract. Also, some of the investment options may not be available in your state.

FEDERATED INSURANCE SERIES
Advised by Federated Investment Management Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II (seeks high current income and moderate capital appreciation by investing in securities of utility companies)

THE ALGER AMERICAN FUND
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

VARIABLE INSURANCE PRODUCTS FUND (VIP), Initial Class and VARIABLE INSURANCE PRODUCTS FUND II (VIP II), Initial Class Advised by Fidelity Management & Research Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund Portfolio (seeks long-term capital appreciation) Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS VARIABLE INSURANCE TRUST
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Investors Trust Series (seeks long-term growth of capital and, secondarily,

current income)
MFS Research Series (seeks long-term capital growth and future income) MFS Total Return Series

JANUS ASPEN SERIES,  Service  Shares
Advised by Janus Capital Corporation
Janus Aspen Series Capital Appreciation Portfolio
Janus Aspen Series Growth Portfolio
Janus Aspen Series Balanced Portfolio
Janus Aspen Series Flexible Income Portfolio
Janus Aspen Series International Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

ALLIANCE VARIABLE PRODUCTS SERIES FUND, Class B Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Advised by American Century Investment Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, Class 2 Shares Templeton Developing Markets Securities Fund
Advised by Templeton Asset Management Ltd.
Templeton Asset Strategy Fund
Advised by Templeton Investment Counsel, LLC

LAZARD RETIREMENT SERIES
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)
Advised by Morgan Stanley Asset Management
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

RYDEX VARIABLE TRUST
Advised by Rydex Global Advisors
Rydex U.S. Government Money Market Fund
Rydex U.S. Government Bond Fund
Rydex OTC Fund (seeks to provide investment results that correspond to the Nasdaq 100 Index)
Rydex Arktos Fund (seeks inverse of the Nasdaq 100 Index)
Rydex Nova Fund (seeks 150% of the daily price movement of the S&P 500 Index)

Rydex Ursa Fund (seeks inverse of the S&P 500 Index)
Rydex Mekros Fund (seeks 150% of the daily price movement of the Russell 2000 Index)
Rydex Medius Fund (seeks to provide investment returns that correlate to the performance of the Midcap 400 Index)
Rydex Velocity 100 Fund (seeks 200% of the daily price performance of the NASDAQ 100 Index)
Rydex Venture 100 Fund (seeks 200% of the inverse performance of the NASDAQ 100 Index on a daily basis)
Rydex Titan 500 Fund (seeks 200% of the daily price movement of the S&P 500 Index)
Rydex Tempest 500 Fund (seeks 200% of the inverse performance of the S&P
500 Index on a daily basis)
Rydex Large-Cap Europe Fund
Rydex Large-Cap Japan Fund
Rydex Banking Fund
Rydex Basic Materials Fund
Rydex Biotechnology Fund
Rydex Consumer Products Fund
Rydex Electronics Fund
Rydex Energy Fund
Rydex Energy Services Fund
Rydex Financial Services Fund
Rydex Health Care Fund
Rydex Internet Fund
Rydex Leisure Fund
Rydex Precious Metals Fund
Rydex REIT Fund
Rydex Retailing Fund
Rydex Technology Fund
Rydex Telecommunications Fund
Rydex Transportation Fund
Rydex Utilities Fund

The investment objectives and policies of certain investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

An investment option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment option with a small asset base. An investment option may not experience similar performance as its assets grow.

Shares of the investment options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment options may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   options'   advisers,   distributors   and/or   affiliates  for  the
administrative services which we provide to the funds.

Fixed Account Options

During the accumulation period, you may allocate purchase payments and contract values to one of our fixed account options. Fixed Account I is part of our general account, and will offer a uniform interest rate guaranteed by us. At our discretion, we may declare an excess interest rate for this account.

Fixed Account II offers various interest rates and time periods from which to select. We have segregated our assets in Fixed Account II from our General Account. The interest rates offered by Fixed Account II will depend on the time period you select. In certain circumstances, if you withdraw your money from the account before the expiration of the time period you may be subject to an interest adjustment. The adjustment may be positive or negative.

Fixed Account I and II are not available in all states.

Transfers

You can make transfers as described below. We have the right to terminate or modify these transfer provisions.

You can make transfers by telephone or by other mutually agreed upon communication medium. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following instructions that we reasonably believe to be genuine. We may tape record telephone instructions.

Transfers are subject to the following:

     1. Currently, during the accumulation period, you can make 18 transfers every contract year without charge.

     2. We will assess a $25 transfer fee for each transfer during the accumulation period in excess of the free 18 transfers allowed per contract year. Transfers made at the end of the Free Look Period by us and any transfers made pursuant to the Dollar Cost Averaging Option and the Automatic Transfer Option will not be counted in determining the application of any transfer fee.

     3. The minimum amount which you can transfer is $500 or your entire value in the investment option or any fixed account option, if it is less. This requirement is waived if the transfer is made in connection with the Dollar Cost Averaging Option or the Automatic Transfer Option.

     4.   You may not make a  transfer  until  after  the end of the  Free  Look
          Period.

     5. A transfer will be effected as of the end of the business day when we receive an acceptable transfer request containing all required information. The required information includes the amount which is to be transferred, and the investment option(s) and/or the fixed account affected.

     6. We are not liable for a transfer made in accordance with your instructions.

     7. We reserve the right to restrict transfers between investment options to a maximum of 12 per contract year and to restrict transfers from being made on consecutive business days. We also reserve the right to restrict transfers into and out of any fixed account option.

     8. Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

          a.   the requirement of a minimum time period between each transfer;

          b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

          c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.

      9. Transfers do not change your allocation instructions for future purchase payments.

     10. Transfers made during the annuity period are also subject to the following:

          a. you may make 4 transfers each contract year between investment options or from the investment options to the general account;

          b. you may not make a transfer from the general account to an investment option; and

          c. you may not make a transfer within 3 business days of the annuity payment date.

Dollar Cost Averaging Option

We offer two Dollar Cost Averaging Options (Program I and Program II). A Dollar Cost Averaging Option allows you to systematically transfer a set amount from our dollar cost averaging account to any investment option or Fixed Account I. If you select Dollar Cost Averaging, we will open a dollar cost averaging account for you. (You can only have one Dollar Cost Averaging account in operation at one time.) By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar Cost Averaging is available only during the accumulation period.

Under Program I, you must have at least $1,000 allocated to dollar cost averaging. The funds allocated will be placed in the money market fund. The minimum amount which can be transferred each month is $100. We guarantee that the interest we credit to your dollar cost averaging account will be at least equal to that credited to Fixed Account I. We may, at our discretion, credit excess interest greater than that credited to Fixed Account I.

Under Program II, you must have at least $5,000 in the dollar cost averaging account. Transfers must occur for a period of 6 or 12 months. We guarantee that the interest we credit to your dollar cost averaging account will be at least equal to that credited to Fixed Account I. We may, at our discretion, credit excess interest greater than that credited to Fixed Account I.

We have the right to modify, terminate or suspend the Dollar Cost Averaging Options. If you participate in a Dollar Cost Averaging Option, the transfers made under the program are not taken into account in determining any transfer fee. There is no additional charge for this option. If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to Fixed Account I or into the money market fund if Fixed Account I is not available.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Dollar Cost Averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the Dollar Cost Averaging Option through periods of fluctuating price levels.

If you participate in a Dollar Cost Averaging option, you may not also participate in the Systematic Withdrawal Program or the Automatic Transfer Option.

Automatic Transfer Option

Once your money has been allocated among the investment choices, the performance of the elected options may cause your allocation to shift. You can direct us to automatically rebalance amounts in selected investment options and Fixed Account I to return to your original percentage allocations by selecting our Automatic Transfer Option.

The Automatic Transfer Option is available only during the accumulation period. You have the choice of rebalancing quarterly, semi-annually or annually. Allocation percentages must be in whole numbers and are subject to the minimums stated in your contract.

If you participate in the Automatic Transfer Option, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Option or Systematic Withdrawal Program if you participate in the Automatic Transfer Option.

Example:

     Assume that you want your initial purchase payment split between 2 investment options. You want 80% to be in the MFS Investors Trust Series and 20% to be in the Janus Aspen Series International Growth Portfolio. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the MFS Investors Trust Series now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MFS Investors Trust Series to bring its value back to 80% and use the money to buy more units in the Janus Aspen Series International Growth Portfolio to increase those holdings to 20%.

Substitution and Limitation on Further Investment

We may substitute one of the investment options you have elected with another investment option. We would not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intent to take either of these actions.

                                    EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

Contract Maintenance Charge

Every year on the anniversary of the date when your contract was issued, we deduct a $30 contract maintenance charge from your contract. We reserve the right to change the charge but it will never be more than $50 per year. This charge may be increased only for contracts sold after we amend the prospectus. The charge is deducted pro rata from your selected investment options and fixed account options. This charge is for administrative expenses associated with your contract.

During the accumulation period, we will not deduct this charge if the value of your contract is $50,000 or more. If you make a total withdrawal on a day other than a contract anniversary and your contract value for the business day when the total withdrawal is made is less than $50,000, the full contract maintenance charge will be deducted at the time of the total withdrawal.

Product Expense Charge

Each business day we make a deduction for our Product Expense Charge. The Product Expense Charge is equal to 1.65% (on an annual basis).

This charge is included in part of our calculation of the value of the accumulation units and the annuity units. This charge is for the guarantee of annuity rates, the death benefit, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. We may use any profits we make from this charge to pay for the costs of distributing the contract.

Withdrawal Charge

During the accumulation period, you can make withdrawals from your contract. We keep track of each purchase payment. Subject to the free withdrawal amount and other waivers discussed below, if you make a withdrawal and it has been fewer than the stated number of years since you made your purchase payment, we will assess a withdrawal charge.

WITHDRAWAL CHARGE: (as a percentage of purchase payments withdrawn)

--------------------------------------------------------------------------
CONTRACT YEAR                                                WITHDRAWAL
SINCE RECEIPT OF PURCHASE PAYMENT                               CHARGE

--------------------------------------------------------------------------

1..........................................................  9%
2..........................................................  8%
3..........................................................  7%
4..........................................................  6%
5..........................................................  5%
6..........................................................  4%
7..........................................................  3%
8 and thereafter...........................................  0%

Each purchase payment has its own withdrawal charge period. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted first from any earnings, and then from any purchase payments in your contract.

Waiver and Reduction of the Withdrawal Charge

Free Partial Withdrawals. We do not apply a withdrawal charge against the earnings withdrawn from your contract. Also, after the first contract year (and during the first year under our Systematic Withdrawal Program) you may withdraw each contract year free from any withdrawal charge an amount equal to 15% of the greater of the following:

     * your total purchase payments, less prior withdrawals, as of the first business day of the contract year;

     * or your contract value as of the business day we receive your written notice for the withdrawal.

This right is non-cumulative and we reserve the right to limit the number of free partial withdrawals in any contract year.

For purposes of determining whether a withdrawal charge applies, we take out amounts from your contract in the following order:

1.   the 15% free partial withdrawal amount described above;
2.   purchase payments from oldest to newest; and then
3.   earnings in excess of 1 and 2 above.

There is no positive or negative interest adjustment on free partial withdrawals from Fixed Account II.

Waiver of Withdrawal Charges Under Terminal Illness-Confinement Benefit. Under the conditions set out in the waiver of withdrawal charge for Terminal Illness or Confinement Rider to your contract, if you were 75 or younger on the contract date we will waive 100% of the withdrawal charge (25% if you were 76 or older on the contract date) when:

     *    you become confined for at least 30 consecutive days; or

     * you have been diagnosed with a terminal illness after the contract is issued (which means you are not expected to live more than 12 months).

You can elect this benefit only if the contract is at least 30 days old. This benefit varies from state to state and may not be available in your state.

Tax Charges

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of your contract for them. Some of these taxes are due when the contract is issued, and others are due when annuity payments begin. Premium taxes generally range from 0% to 4%, depending on the state.

Transfer Fee

We will charge $25 for each additional transfer in excess of the 18 free transfers permitted. The transfer fee is deducted from the amount which is transferred. Transfers made at the end of the Free Look Period by us and any transfers made pursuant to the Dollar Cost Averaging Option or Automatic Transfer Option will not be counted in determining the application of any transfer fee.

Income Taxes

We will deduct from your contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

Investment Option Expenses

There are deductions from and expenses paid out of the assets of the various investment options which are described in the attached fund prospectuses.

                                 CONTRACT VALUE

Your contract value is the sum of your interest in the various investment options and our available fixed account options. Your interest in the investment option(s) will vary depending upon the performance of the investment options you choose.

Accumulation Units

In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the annuity period of your contract we call the unit an annuity unit. Every business day we determine the value of an accumulation unit and an annuity unit. We do this by:


     1.   determining  the  change  in  investment   experience  (including  any
          charges) for the investment option from the previous business day to the current business day;

     2. subtracting our product expense charge and any other charges such as taxes we have deducted; and

     3. multiplying the previous business day's accumulation unit (or annuity unit) value by this result.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment option by the value of the accumulation unit for that investment option. When you make a withdrawal, we debit from your contract accumulation units representing the withdrawal. We also debit accumulation units when we deduct certain charges under the contract.

We calculate the value of an accumulation unit for each investment option after the New York Stock Exchange closes each day and the result is reflected in the value of your contract.

Example:

     On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the MFS Investors Trust Series. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MFS Investors Trust Series is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the MFS Investors Trust Series.

                           ACCESS TO YOUR MONEY

You can have access to the money in your contract:

     *    by making a withdrawal (either a partial or a complete withdrawal); or

     *    by electing to receive annuity payments; or

     *    by receiving a death benefit.

Withdrawals Made During the Accumulation Period

You may withdraw all, or part, of your contract value at any time during the accumulation period. If you make a withdrawal you will receive the value of your contract on the day you made the withdrawal, less any applicable charges.

Unless you instruct us otherwise, any partial withdrawal will be made pro-rata from all the investment options and any fixed account option(s) you elected.

Under most circumstances, the amount of any partial withdrawal must be for at least $500, or your entire interest in any fixed account or investment option.

We require that you have a contract value of $1,000 in any investment option or $500 in any fixed account option after any partial withdrawal. We require that you leave at least $10,000 in the contract after a partial withdrawal for non-qualified contracts and $2,000 for qualified contracts. We may terminate your contract and pay you the withdrawal value (contract value less any charges and applicable interest adjustment for Fixed Account II) if you make a withdrawal before the annuity date of an amount which results in your contract value falling below the minimum amount. We will notify you of our intent to terminate the contract. The contract will automatically terminate unless we receive additional purchase payments in excess of the minimum amount within 30 days.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

THERE ARE LIMITS TO THE AMOUNT YOU CAN WITHDRAW FROM A QUALIFIED PLAN REFERRED TO AS A 403(b) PLAN (TSA). For a more complete explanation see the discussion in the taxes section and the discussion in the Statement of Additional Information.

Systematic Withdrawal Program

We will make payments (deposited directly to your checking account) to you periodically at your election (currently: monthly, quarterly, semi-annually or annually). Withdrawals may be made from any investment option or Fixed Account I.

Each payment must be at least $100. If there are insufficient funds in the selected investment options or Fixed Account I, we will take amounts from remaining investment options and fixed account options. These payments may be subject to the withdrawal charges. See "Expenses - Withdrawal Charge."

Minimum Distribution Option. If your contract has been issued as an IRA, TSA or other qualified plan, you may elect the Systematic Withdrawal Program. Under this program, you can elect payments that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code on such qualified plans.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

                                  DEATH BENEFIT

Death of Contract Owner During the Accumulation Period

If you or your joint owner die during the accumulation period, a death benefit will be paid to your primary beneficiary who will be treated as a new owner. Upon the death of a joint owner, the surviving joint owner, if any, will be treated as the primary beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary.

Death Benefit Amount During the Accumulation Period

The death benefit during the accumulation period is equal to the greater of:

   1. the contract value determined as of the end of the business day during which we receive both due proof of death and an election for the payment method; or

     2. The guaranteed minimum death benefit, which is the total purchase payments less any adjusted withdrawals and related withdrawal charges.

The adjusted withdrawal amount is dependent on the relationship between the contract value and the guaranteed minimum death benefit.

If the contract value equals or exceeds the guaranteed minimum death benefit at the time of withdrawal, the adjusted withdrawal will equal 100% of the actual withdrawal amount.

If the contract value is less than the guaranteed minimum death benefit at the time of withdrawal, the adjusted withdrawal will equal the actual withdrawal times the ratio of the guaranteed minimum death benefit to the contract value.

If the contract is owned by joint owners, the age of the oldest joint owner will be used to determine the death benefit crediting rate.

The following examples illustrate the effect of an adjusted withdrawal under element 1 as described above:

--------------------------------------------------------------------------
 1)  Purchase Payment:.........................................  $200,000
     Contract Value:...........................................  $250,000
     Guaranteed Minimum Death Benefit (under element 1):.......  $200,000
     Partial Withdrawal:.......................................  $ 30,000
--------------------------------------------------------------------------

Since at the time of the partial withdrawal, the contract value ($250,000) equals or exceeds the guaranteed minimum death benefit ($200,000), then the adjusted withdrawal will equal the actual withdrawal ($30,000) resulting in a new guaranteed minimum death benefit under element 1 of $170,000
($200,000-$30,000).

--------------------------------------------------------------------------
 2)  Purchase Payments:........................................  $200,000

     Contract Value:...........................................  $150,000
     Guaranteed Minimum Death Benefit (under element 1):.......  $200,000
     Partial Withdrawal:.......................................  $ 30,000
---------------------------------------------------------------------------

Since at the time of the partial withdrawal, the contract value ($150,000) is less then the guaranteed minimum death benefit ($200,000), then the reduction will equal the actual withdrawal ($30,000) times the ratio of the guaranteed minimum death benefit to the contract value

                    ($30,000 x 200,000  = $40,000)
                               150,000

resulting in a new guaranteed minimum death benefit under element 1 of $160,000 ($200,000 - $40,000).

Contract value for purposes of the death benefits is determined as of the end of the business day during which we receive both due proof of death and an election for the payment method. It remains in an investment option and/or any fixed account option until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in an investment option will be subject to investment risk which is borne by the beneficiary.

Death Benefit Options During the Accumulation Period

Unless already selected by you, a beneficiary must elect the death benefit to be paid under one of the following options in the event of your death during the accumulation period. If the beneficiary is the spouse of the owner, he or she may elect to continue the contract at the current contract value in his or her own name and exercise all the owner's rights under the contract. In this event, the contract value will not be adjusted to equal the death benefit.

Option 1 - lump sum payment of the death benefit; or

Option 2 - the payment of the entire death benefit within 5 years of the date of death of the owner or any joint owner; or

Option 3 - payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death or of any joint owner.

Any portion of the death benefit not applied under Option 3 within 1 year of the date of your death, or that of a joint owner, must be distributed within 5 years of the date of death.

If a lump sum payment is requested, the amount will be paid within 7 days, unless the suspension of payments provision is in effect.

Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by us of proof of death.

Death of Contract Owner During the Annuity Period

If you or a joint owner, who is not the annuitant, dies during the annuity period, any remaining payments under the annuity option elected will continue to be made at least as rapidly as under the method of distribution in effect at the time of your death. Upon your death during the annuity period, the beneficiary becomes the owner.

Death of Annuitant

Upon the death of the annuitant, who is not the owner, during the accumulation period, you automatically become the annuitant. You may designate a new annuitant subject to our underwriting rules then in effect. If the owner is a non-natural person, the death of the annuitant will be treated as the death of the owner and a new annuitant may not be designated.

Upon the death of the annuitant during the annuity period, the death benefit, if any, will be as specified in the annuity option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

                               ANNUITY PROVISIONS

Under the contract you can receive regular income payments. You can choose the day, month and year in which those payments begin. We call that date the annuity date. The annuity date cannot be after the 28th of any month. You can also choose among income plans. We call those annuity payments.

Your annuity date must be at least 1 contract year from the date you purchase the contract. Annuity payments must begin by the annuitant's 99th birthday or earlier if required by law. The annuitant is the person whose life we look to when we make annuity payments. If you choose to delay receiving annuity payments until the Annuitant reaches an advanced age (e.g. age 85), it is possible that the Internal Revenue Service could take the position that the contract should not be treated as an annuity contract for Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

During the annuity period, you have the same investment choices you had just before the start of the annuity period. If you do not tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

General Account

During the annuity period, you can elect to have your annuity payments paid out of our general account. We guarantee a specified interest rate used in determining the payments. If you elect this option, the payments you receive will remain level. This option is only available during the annuity period.

Annuity Payment Amount

If you choose to have your payments come from the General Account, the payment will not vary. If you choose to have any portion of your annuity payment come from the investment option(s), the dollar amount of your payment from the investment option(s) will depend upon four things:

     * the value of your contract in the investment option(s) on the annuity date;

     * the 3% assumed investment rate used in the annuity table for the contract;

     *    the performance of the investment options you selected; and

     * if permitted in your state and under the type of contract you have purchased, the age and sex of the annuitant(s).

If the actual performance exceeds the 3% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual performance is less than 3% plus the amount of the deductions, your annuity payments will decrease.

Annuity Payment Options

You can choose one of the following annuity payment options. Annuity payments start at least 30 days from the annuity date, provided the annuitant is alive. Once annuity payments begin, you cannot change the annuity payment option. All annuity payments are made to you unless you direct us otherwise. If you do not choose an annuity payment option at the time you purchase the contract, we will assume that you selected Option 4 with a 10 year period certain.

Option 1 - Payment Certain. Under this option we pay you the value of your contract applied to the option in equal installments, as specified by you. The minimum time period over which you can elect this option is 6 years. The total payments in a year must be at least 5% of the value you apply to this option. You may request a single lump sum payment, which is the sum of the annuity value plus or minus any losses or gains since the annuity date, less any annuity payments made and charges assessed during the annuity period.

Option 2 - Period Certain. Under this option we make equal payments over a designated period between 6 and 30 years, as chosen by you. You may request a single lump sum payment, which is the sum of the annuity value plus or minus any losses or gains since the annuity date, less any annuity payments made and charges assessed during the annuity period.

Option 3 - Life Annuity. Under this option we make monthly payments during the lifetime of the annuitant and terminating with the last payment preceding his/her death.

Option 4 - Life Annuity with a Period Certain. Under this option we make monthly annuity payments until the later of the death of the annuitant or a designated period between 6 and 30 years, as chosen by you. We guarantee that if, at the death of the annuitant, payments have been made for less than a stated period, the monthly payments will continue during the remainder of the stated period. If the annuitant dies before we have made all of the payments within the selected period, you may request a single lump sum payment, which is the sum of the annuity value plus or minus any losses or gains since the annuity date, less any annuity payments made and charges assessed during the annuity period.

Option 5 - Joint Life and Survivor Annuity. Under this option we make monthly payments during the joint lifetime of the annuitant and another named individual and thereafter during the lifetime of the survivor. Payments cease with the last payment due prior to the death of the survivor.

Additional Options. We may make other options available.

                                      TAXES

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included a more comprehensive discussion regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you are taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

Under non-qualified contracts, you, as the owner, are not taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply.

A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

A variable annuity contract will not provide any additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified contract.

Withdrawals - Non-Qualified Contracts

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after the taxpayer reaches age 59 1/2;

     (2)  paid after you die;

     (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);


     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5)  paid under an immediate annuity; or

     (6)  which come from purchase payments made prior to August 14, 1982.

Withdrawals - Qualified Contracts

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of the pre-tax purchase payments to the after-tax purchase payments in your contract. If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after you reach age 59 1/2;

     (2)  paid after you die;

     (3) paid if you become totally disabled (as that term is defined in the Code);

     (4) paid to you after leaving your employment in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

     (5)  paid to you after you have attained age 55 and left your employment;

     (6)  paid for certain allowable medical expenses (as defined in the Code);

     (7)  paid pursuant to a qualified domestic relations order;

     (8)  paid on account of an IRS levy upon the qualified contract;

     (9)  paid from an IRA for medical insurance (as defined in the Code);

     (10) paid from an IRA for qualified higher education expenses; or

     (11) up to $10,000 for qualified first time home buyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities.

Withdrawals can only be made when an owner:

     (1)  reaches age 59 1/2;

     (2)  leaves his/her job;

     (3)  dies;

     (4)  becomes disabled (as that term is defined in the Code); or

     (5)  in the case of hardship.

However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the investment options are managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, are considered the owner of the shares of the investment options. If you are considered owner of the shares, it will result in the loss of the favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as your ability to transfer among investment choices or the number and tyype of investment choices available, would cause you to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to you with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in an owner being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

                                   PERFORMANCE

We periodically advertise performance of the various investment options. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the product expense charge and the fees and expenses of the investment options. It does not reflect the deduction of any contract maintenance charge or withdrawal charge. The deduction of any contract maintenance charge or withdrawal charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the product expense charge, contract maintenance charge and withdrawal charges and the fees and expenses of the investment options.

The performance will be based on the historical performance of the corresponding investment options for the periods commencing from the date on which the particular investment option was made available through the contracts. In addition, for certain investment options performance may be shown for the period commencing from the inception date of the investment option. These figures should not be interpreted to reflect actual historical performance of the Variable Account.

We may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

                                OTHER INFORMATION

The Variable Account

We established a variable account, Valley Forge Life Insurance Company Variable Annuity Separate Account (Variable Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Variable Account under Pennsylvania insurance law on February 12, 1996. We have registered the Variable Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

We have reserved the right to modify the structure or operation of the Variable Account. If we do so, we guarantee that such modification will not effect the value of your contract.

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

Voting Rights

We are the legal owner of the investment option shares. However, we believe that when an investment option solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Distributor

CNA Investor Services, Inc. ("CNAISI") serves as the distributor for the contracts. CNAISI is located at 100 CNA Drive, Nashville, Tennessee, 37214.

The Commissions payable to agents and broker-dealers for sales of the contracts may vary with the sales agreements, but are not expected to exceed 8.5% of purchase payments. Agents and broker-dealers may be paid an additional annual trail commission of up to 1% of contract value.

We will award American Airlines mileage program miles pursuant to the AAdvantage Program based on the amount of your initial purchase payment. Additional miles may be awarded as a result of subsequent purchase payments. We reserve the right to determine the number of miles, if any, awarded with each purchase payment we receive. American Airlines may find it necessary to change AAdvantage Program rules, regulations, travel awards and special offers at any time. This means that American may initiate changes impacting, for example, participant affiliations, rules for earning mileage credits, mileage levels and rules for the use of travel awards, continued availability of travel awards, blackout dates and limited seating for travel awards, and the features of special offers. American Airlines reserves the right to end the AAdvantage Program with six months notice. AAdvantage travel awards, mileage accrual and special offers are subject to government regulations. American Airlines is not responsible for products or services offered by other participating companies.

Ownership

Owner. You, as the owner of the individual contract or as a certificate owner under a group contract, have all the rights under the contract. The owner is as designated at the time the contract is issued, unless changed. You can change the owner at any time. A change will automatically revoke any prior owner designation. The change request must be in writing.

Joint Owner. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except where not permitted under state law). Upon the death of either joint owner, the surviving joint owner will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated in a written notice.

Beneficiary

The following information applies to the beneficiary:

     * the beneficiary is the person(s) or entity you name to receive any death benefit;

     * the beneficiary is named at the time the contract is issued unless changed at a later date;

     * unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

Annuitant

The following information applies to the annuitant:

     *    you choose the annuitant at the time you buy the contract;

     *    you may change the annuitant prior to the annuity date;

     *    any change of annuitant is subject to our consent; and

     * you cannot change the annuitant in a contract which is owned by a non-individual.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. An assignment may be a taxable event.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3.   an  emergency  exists as a result of which  disposal  of shares of the
          investment  options  is  not  reasonably   practicable  or  we  cannot
          reasonably value the shares of the investment options;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from any fixed account option for the period permitted by law but not for more than six months.

Financial Statements

Our financial statements and the financial statements of the Variable Account will be filed by amendment.

Additional Information

For further information about the contract you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a postcard for that purpose.

The Table of Contents of this statement is as follows:

Company
Experts

Legal Opinion
Distribution
Calculation of Performance Information
Federal Tax Status
Annuity Provisions
Financial Statements

VALLEY FORGE LIFE INSURANCE COMPANY
Investment Products
100 CNA Drive
Nashville, TN 37214
ATTN: INVESTMENT PRODUCTS

----------------------------------------------------------------------------


Please send me, at no charge, the Statement of Additional Information dated _____________, 2001 for the Annuity Contract issued by Valley Forge Life Insurance Company.

               (Please print or type and fill in all information)


Name

--------------------------------------------------------------------------------

Address

--------------------------------------------------------------------------------

City                       State                                     Zip Code

--------------------------------------------------------------------------------

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                     FLEXIBLE PREMIUM DEFERRED VARIABLE AND
                             FIXED ANNUITY CONTRACT

                                    ISSUED BY
                       VALLEY FORGE LIFE INSURANCE COMPANY
                        VARIABLE ANNUITY SEPARATE ACCOUNT

                                       AND


                       VALLEY FORGE LIFE INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ________, 2001, FOR THE FLEXIBLE PREMIUM DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: INVESTMENT PRODUCTS, 100 CNA DRIVE, NASHVILLE, TN 37214, (800) 262-1755.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ____________, 2001.

                                TABLE OF CONTENTS
                                                                            Page

COMPANY  .......................................................................

EXPERTS ........................................................................

LEGAL OPINIONS..................................................................

DISTRIBUTION....................................................................
         Reduction of the Withdrawal Charge.....................................

CALCULATION OF PERFORMANCE INFORMATION..........................................
         Total Return...........................................................
         Historical Unit Values.................................................
         Reporting Agencies.....................................................
         Performance Information................................................

FEDERAL TAX STATUS..............................................................
         Diversification........................................................
         Multiple Contracts.....................................................
         Partial 1035 Exchanges.................................................
         Contracts Owned by Other than Natural Persons..........................
         Tax Treatment of Assignments...........................................
         Gifting a Contract.....................................................
         Death Benefits.........................................................
         Income Tax Withholding.................................................
         Tax Treatment of Withdrawals - Non-Qualified Contracts.................
         Withdrawals - Investment Adviser Fees..................................
         Qualified Plans........................................................
         Tax Treatment of Withdrawals - Qualified Contracts.....................
         Tax-sheltered Annuities - Withdrawal Limitations.......................

ANNUITY PROVISIONS..............................................................
         Variable Annuity.......................................................

         Fixed Annuity..........................................................
         Annuity Unit...........................................................
         Net Investment Factor..................................................
         Expense Guarantee......................................................

FINANCIAL STATEMENTS............................................................

                                     COMPANY

Valley Forge Life Insurance Company (the "Company"), is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNAF"). As of December 31, 2000, Loews Corporation owned approximately 87% of the outstanding common stock of CNAF.

The Company is principally engaged in the sale of life insurance and annuities. It is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York, where we are only admitted as a reinsurer.

The Company is a Pennsylvania corporation that provides life and health insurance, retirement plans, and related financial services to individuals and groups.
                                    EXPERTS

The financial statements of Valley Forge Life Insurance Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedules included in this Statement of Additional Information, have been audited by
______________________, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph as to an accounting change), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of each of the subaccounts that comprise the Valley Forge Life Insurance Company Variable Annuity Separate Account as of and for the year ended December 31, 2000 (for the two years ended December 31, 2000 with respect to the statements of changes in net assets) included in this Statement of Additional Information, have been audited by __________________________, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

(The financial statements of the Company and the Variable Account will be filed by amendment.)


                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut and Fort Lauderdale, Florida has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

All matters relating to Pennsylvania law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue Contracts, have been passed upon by Jeffery Hoelzel.

                                  DISTRIBUTION

CNA Investor Services, Inc. ("CNAISI") acts as the distributor. CNAISI is an affiliate of the Company. The offering is on a continuous basis.

REDUCTION OF THE WITHDRAWAL CHARGE. The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

     4. Other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction of the withdrawal charge.

The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates.

In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN. From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment option over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.65% product expense charge, the contract maintenance charge, the expenses for the underlying investment option being advertised and any applicable withdrawal charges.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                P (1 + T)n = ERV
Where:

         P=                a hypothetical initial payment of $1,000
         T=                average annual total return
         n=                number of years
         ERV=              ending  redeemable  value  at the  end  of  the  time
                           periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any withdrawal charge or contract maintenance charge. The deduction of any withdrawal charge or contract maintenance charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment option will fluctuate over time, and any presentation of the investment option's total return for any period should not be considered as a representation of what an investment may earn or what an owner's total return may be in any future period.

HISTORICAL UNIT VALUES. The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment options against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment option being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES. The Company may also distribute sales literature which compares the performance of the Accumulation unit values of the contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

PERFORMANCE INFORMATION. The Accumulation units invest in the portfolios of Federated Insurance Series, The Alger American Fund, Variable Insurance Products Fund and Variable Insurance Products Fund II, MFS Variable Insurance Trust,

Janus Aspen Series, Alliance Variable Products Series Fund, American Century Variable Portfolios, Inc., Franklin Templeton Variable Insurance Products Trust, Lazard Retirement Series, the Universal Institutional Funds, Inc. and Rydex Variable Trust. In order to demonstrate how the investment experience of the these portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the portfolios and is for the periods shown.

Future performance of the portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance of the portfolios is calculated for a specified period of time by assuming an initial purchase payment of $1,000 allocated to the portfolio. Performance figures for the accumulation units will reflect the product expense charges as well as the portfolio expenses. There are also performance figures for the accumulation units which reflect the product expense charges, contract maintenance charge, the portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial purchase payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

The following charts reflect performance information for the Investment Options of the Variable Account for the periods shown. Chart 1 reflects performance information commencing from the date the Variable Account first invested in the Investment Option. Chart 2 reflects performance information commencing from the inception date of the underlying Investment Option (which date may precede the inception date that the Variable Account first invested in the underlying Investment Option).

Chart 1 Total Return for the Periods Ended December 31, 2000: (reflects all charges)



                                                                             Column A (reflects all charges)
                                                    -------------------------------------------------------------------------------
                                                     VARIABLE ACCOUNT
                                                      INCEPTION DATE                                                        Since
INVESTMENT OPTION                                       IN PORTFOLIO           1 YR        3 YR         5 YR       10 YR   Inception
------------------------------------------------------------------------------------------------------------------------------------

Alliance Growth and Income Portfolio                     02/11/00              NA          NA           NA          NA      22.54%
Alliance Premier Growth Portfolio                        02/11/00              NA          NA           NA          NA     -23.18%
American Century VP Income and Growth Fund               02/11/00              NA          NA           NA          NA     -11.40%
American Century VP Value Fund                           02/11/00              NA          NA           NA          NA      38.01%
Federated High Income Bond Fund II                       11/04/96         -17.59%      -5.35%           NA          NA      -0.11%
Federated Prime Money Fund II                            11/04/96          -4.69%       0.67%           NA          NA       1.59%
Federated Utility Fund II                                11/04/96         -17.52%      -1.96%           NA          NA       5.62%
Fidelity VIP II Asset Manager Portfolio                  11/04/96         -12.57%       3.45%           NA          NA       8.00%
Fidelity VIP II Contrafund Portfolio                     11/04/96         -15.23%      11.18%           NA          NA      15.12%
Fidelity VIP Equity-Income Portfolio                     11/04/96          -0.39%       5.17%           NA          NA      11.30%
Fidelity VIP II Index 500 Portfolio                      11/04/96         -17.87%       8.40%           NA          NA      14.77%
Templeton Asset Strategy Fund                            02/11/00              NA          NA           NA          NA      -6.64%
Templeton Developing Markets Securities Fund             02/11/00              NA          NA           NA          NA     -39.03%
Alger American Growth Portfolio                          11/04/96         -23.26%      15.62%           NA          NA      17.83%
Alger American Leveraged AllCap Portfolio                05/01/00              NA          NA           NA          NA     -40.94%
Alger American MidCap Growth Portfolio                   11/04/96           0.36%      19.93%           NA          NA      18.57%
Alger American Small Capitalization Portfolio            11/04/96         -35.51%       2.80%           NA          NA       4.90%
Janus Aspen Series Balanced Portfolio*                   05/01/01         -11.19%          NA           NA          NA       1.26%
Janus Aspen Series Capital Appreciation Portfolio*       05/01/01         -26.88%          NA           NA          NA       2.85%
Janus Aspen Series Flexible Income Portfolio*            05/01/01          -2.78%          NA           NA          NA      -2.42%
Janus Aspen Series Growth Portfolio*                      05/01/01        -23.29%          NA           NA          NA      -2.99%
Janus Aspen Series International Growth Portfolio*        05/01/01        -24.66%          NA           NA          NA      16.50%
Janus Aspen Series Worldwide Growth Portfolio*            05/01/01        -24.40%          NA           NA          NA       7.31%
Lazard Retirement Equity Portfolio                        02/11/00             NA          NA           NA          NA       6.19%
Lazard Retirement Small Cap Portfolio                     02/11/00             NA          NA           NA          NA      16.25%
MFS Emerging Growth Series                                11/04/96        -28.03%      20.60%           NA          NA      19.81%
MFS Investors Trust Series                                11/04/96         -8.84%       5.64%           NA          NA      11.90%
MFS Research Series                                       11/04/96        -13.48%       9.83%           NA          NA      12.64%
MFS Total Return Series                                   11/04/96          7.10%       6.78%           NA          NA      10.56%
Morgan Stanley Emerging Markets Equity Portfolio          02/11/00             NA          NA           NA          NA     -55.50%
Morgan Stanley International Magnum Portfolio             02/11/00             NA          NA           NA          NA     -16.57%

Chart 1 TOTAL RETURN FOR THE PERIODS ENDED DECEMBER 31, 2000 (continued):

                                                                            Column B (reflects all charges except withdrawal charge)
                                                                          ---------------------------------------------------------

                                                                                                                          Since
INVESTMENT OPTION                                                           1 YR        3 YR         5 YR       10 YR   Inception
-----------------------------------------------------------------------------------------------------------------------------------

Alliance Growth and Income Portfolio                                          NA          NA           NA          NA      29.54%
Alliance Premier Growth Portfolio                                             NA          NA           NA          NA     -16.18%
American Century VP Income and Growth Fund                                    NA          NA           NA          NA      -4.40%
American Century VP Value Fund                                                NA          NA           NA          NA      45.01%
Federated High Income Bond Fund II                                       -10.59%      -3.17%           NA          NA       1.13%

Federated Prime Money Fund II                                              2.31%       2.60%           NA          NA       2.76%
Federated Utility Fund II                                                -10.52%       0.08%           NA          NA       6.66%
Fidelity VIP II Asset Manager Portfolio                                   -5.57%       5.29%           NA          NA       8.98%
Fidelity VIP II Contrafund Portfolio                                      -8.23%      12.78%           NA          NA      15.93%
Fidelity VIP Equity-Income Portfolio                                       6.61%       6.95%           NA          NA      12.19%
Fidelity VIP II Index 500 Portfolio                                      -10.87%      10.07%           NA          NA      15.59%
Templeton Asset Strategy Fund                                                 NA          NA           NA          NA       0.36%
Templeton Developing Markets Securities Fund                                  NA          NA           NA          NA     -32.03%
Alger American Growth Portfolio                                          -16.26%      17.10%           NA          NA      18.59%
Alger American Leveraged AllCap Portfolio                                     NA          NA           NA          NA     -33.94%
Alger American MidCap Growth Portfolio                                     7.36%      21.30%           NA          NA      19.31%
Alger American Small Capitalization Portfolio                            -28.51%       4.66%           NA          NA       5.97%
Janus Aspen Series Balanced Portfolio*                                    -4.19%          NA           NA          NA       8.26%
Janus Aspen Series Capital Appreciation Portfolio*                       -19.88%          NA           NA          NA       9.85%
Janus Aspen Series Flexible Income Portfolio*                              4.22%          NA           NA          NA       4.58%
Janus Aspen Series Growth Portfolio*                                     -16.29%          NA           NA          NA       4.01%
Janus Aspen Series International Growth Portfolio*                       -17.66%          NA           NA          NA      23.50%
Janus Aspen Series Worldwide Growth Portfolio*                           -17.40%          NA           NA          NA      14.31%
Lazard Retirement Equity Portfolio                                            NA          NA           NA          NA      13.19%
Lazard Retirement Small Cap Portfolio                                         NA          NA           NA          NA      23.25%
MFS Emerging Growth Series                                               -21.03%      21.96%           NA          NA      20.53%
MFS Investors Trust Series                                                -1.84%       7.40%           NA          NA      12.78%
MFS Research Series                                                       -6.48%      11.47%           NA          NA      13.50%
MFS Total Return Series                                                   14.10%       8.50%           NA          NA      11.47%
Morgan Stanley Emerging Markets Equity Portfolio                              NA          NA           NA          NA     -48.50%
Morgan Stanley International Magnum Portfolio                                 NA          NA           NA          NA      -9.57%

Chart 2  Total Return for the Periods Ended December 31, 2000:
(reflects all charges)



                                                                                Column A (reflects all charges)
                                                                        -----------------------------------------------------------
                                                        Portfolio
                                                        Inception                                                         Since
INVESTMENT OPTION                                         Date              1 YR        3 YR         5 YR       10 YR   Inception
------------------------------------------------------------------------------------------------------------------------------------

Alliance Growth and Income Portfolio                     01/14/91           4.71%      11.67%       17.04%          NA      13.36%
Alliance Premier Growth portfolio                        06/26/92         -25.24%      14.17%       19.24%          NA      18.29%
American Century VP Income and Growth Fund               10/30/97         -19.16%       6.63%           NA          NA       8.72%
American Century VP Value Fund                           05/01/96           9.20%       3.45%           NA          NA       9.77%
Federated High Income Bond Fund II                       03/01/94         -17.59%      -5.35%        1.78%          NA       3.32%
Federated Prime Money Fund II                            11/24/94          -4.69%       0.67%        1.62%          NA       1.95%
Federated Utility Fund II                                02/10/94         -17.52%      -1.96%        5.71%          NA       6.63%
Fidelity VIP II Asset Manager Portfolio                  09/06/89         -12.57%       3.45%        8.60%      10.10%       9.36%
Fidelity VIP II Contrafund Portfolio                     01/03/95         -15.23%      11.18%       15.30%          NA      18.84%
Fidelity VIP Equity-Income Portfolio                     10/09/86          -0.39%       5.17%       10.97%      15.41%      11.51%
Fidelity VIP II Index 500 Portfolio                      08/27/92         -17.87%       8.40%       15.47%          NA      15.03%
Templeton Asset Strategy Fund                            08/24/88         -23.53%      -0.35%        6.06%      10.24%       8.46%
Templeton Developing Markets Securities Fund             03/01/96         -40.65%     -10.51%           NA          NA     -15.33%
Alger American Growth Portfolio                          01/09/89         -23.26%      15.62%       16.69%      18.47%      17.41%
Alger American Leveraged AllCap Portfolio                01/25/95         -33.18%      24.95%       20.66%          NA      28.46%
Alger American MidCap Growth Portfolio                   05/03/93           0.36%      19.93%       16.77%          NA      20.57%
Alger American Small Capitalization Portfolio            09/21/88         -35.51%       2.80%        4.33%      11.68%      14.06%
Janus Aspen Series Balanced Portfolio*                   09/13/93         -10.69%      15.29%       16.59%          NA      15.50%
Janus Aspen Series Capital Appreciation Portfolio*       05/02/97         -26.38%      26.17%           NA          NA      28.66%
Janus Aspen Series Flexible Income Portfolio*            09/13/93          -2.28%       2.20%        5.32%          NA       6.63%
Janus Aspen Series Growth Portfolio*                     09/13/93         -22.79%      15.42%       17.26%          NA      16.36%
Janus Aspen Series International Growth Portfolio*        5/02/94         -24.16%      18.40%       21.31%          NA      18.59%
Janus Aspen Series Worldwide Growth Portfolio*           09/13/93         -23.90%      18.21%       20.88%          NA      20.52%
Lazard Retirement Equity Portfolio                       03/19/98          -8.79%          NA           NA          NA       2.01%
Lazard Retirement Small Cap Portfolio                    11/04/97          12.05%       3.56%           NA          NA       2.68%
MFS Emerging Growth Series                               07/24/95         -28.03%      20.60%       19.65%          NA      21.39%
MFS Investors Trust Series                               10/09/95          -8.84%       5.64%       13.53%          NA      14.33%
MFS Research Series                                      07/26/95         -13.48%       9.83%       13.95%          NA      14.81%
MFS Total Return Series                                  01/03/95           7.10%       6.78%       10.72%          NA      13.12%
Morgan Stanley Emerging Markets Equity Portfolio         10/01/96         -47.36%      -7.30%           NA          NA      -5.92%
Morgan Stanley International Magnum Portfolio            01/02/97         -20.97%       2.45%           NA          NA       2.76%
Rydex U.S. Government Money Market Fund                      NA              NA          NA             NA          NA        NA
Rydex U.S. Government Bond Fund                              NA              NA          NA             NA          NA        NA
Rydex OTC Fund                                               NA              NA          NA             NA          NA        NA
Rydex Nova Fund                                              NA              NA          NA             NA          NA        NA
Rydex Ursa Fund                                              NA              NA          NA             NA          NA        NA
Rydex Banking Fund                                           NA              NA          NA             NA          NA        NA
Rydex Basic Materials Fund                                   NA              NA          NA             NA          NA        NA
Rydex Biotechnology Fund                                     NA              NA          NA             NA          NA        NA
Rydex Consumer Products Fund                                 NA              NA          NA             NA          NA        NA
Rydex Electronics Fund                                       NA              NA          NA             NA          NA        NA
Rydex Energy Fund                                            NA              NA          NA             NA          NA        NA
Rydex Energy Services Fund                                   NA              NA          NA             NA          NA        NA
Rydex Financial Services Fund                                NA              NA          NA             NA          NA        NA
Rydex Health Care Fund                                       NA              NA          NA             NA          NA        NA
Rydex Internet Fund                                          NA              NA          NA             NA          NA        NA
Rydex Leisure Fund                                           NA              NA          NA             NA          NA        NA
Rydex Precious Metals Fund                                   NA              NA          NA             NA          NA        NA
Rydex REIT Fund                                              NA              NA          NA             NA          NA        NA
Rydex Retailing Fund                                         NA              NA          NA             NA          NA        NA
Rydex Technology Fund                                        NA              NA          NA             NA          NA        NA
Rydex Telecommunications Fund                                NA              NA          NA             NA          NA        NA
Rydex Transportation Fund                                    NA              NA          NA             NA          NA        NA

Rydex Utilities Fund                                         NA              NA          NA             NA          NA        NA

Chart 2 Total Return for the Periods Ended December 31, 2000 (continued):
(reflects all charges except withdrawal charge)

                                                                        Column B (reflects all charges except withdrawal charge)
                                                                      --------------------------------------------------------------
                                                                                                                          Since
INVESTMENT OPTION                                                         1 YR        3 YR         5 YR       10 YR   Inception
-----------------------------------------------------------------------------------------------------------------------------------

Alliance Growth and Income Portfolio                                       11.71%      13.25%       17.57%          NA      13.36%
Alliance Premier Growth Portfolio                                         -18.24%      15.68%       19.73%          NA      18.29%
American Century VP Income and Growth Fund                                -12.16%       8.36%           NA          NA      10.39%
American Century VP Value Fund                                             16.20%       5.28%           NA          NA      10.70%
Federated High Income Bond Fund II                                        -10.59%      -3.17%        2.70%          NA       3.74%
Federated Prime Money Fund II                                               2.31%       2.60%        2.54%          NA       2.40%
Federated Utility Fund II                                                 -10.52%       0.08%        6.50%          NA       6.99%
Fidelity VIP II Asset Manager Portfolio                                    -5.57%       5.29%        9.31%      10.10%       9.36%
Fidelity VIP II Contrafund Portfolio                                       -8.23%      12.78%       15.86%          NA      19.24%
Fidelity VIP Equity-Income Portfolio                                        6.61%       6.95%       11.62%      15.41%      11.51%
Fidelity VIP II Index 500 Portfolio                                       -10.87%      10.07%       16.03%          NA      15.03%
Templeton Asset Strategy Fund                                             -16.53%       1.62%        6.84%      10.24%       8.46%
Templeton Developing Markets Securities Fund                              -33.65%      -8.08%           NA          NA     -13.34%
Alger American Growth Portfolio                                           -16.26%      17.10%       17.22%      18.47%      17.41%
Alger American Leveraged AllCap Portfolio                                 -26.18%      26.22%       21.13%          NA      28.76%
Alger American MidCap Growth Portfolio                                      7.36%      21.30%       17.30%          NA      20.57%
Alger American Small Capitalization Portfolio                             -28.51%       4.66%        5.16%      11.68%      14.06%
Janus Aspen Series Balanced Portfolio*                                     -3.69%      16.78%       17.02%          NA      15.50%
Janus Aspen Series Capital Appreciation Portfolio*                        -19.38%      27.42%           NA          NA      29.67%
Janus Aspen Series Flexible Income Portfolio*                               4.72%       4.08%        5.97%          NA       6.63%
Janus Aspen Series Growth Portfolio*                                      -15.79%      16.91%       17.68%          NA      16.36%
Janus Aspen Series International Growth Portfolio*                        -17.16%      19.81%       21.68%          NA      18.59%
Janus Aspen Series Worldwide Growth Portfolio*                            -16.90%      19.63%       21.25%          NA      20.52%
Lazard Retirement Equity Portfolio                                         -1.79%          NA           NA          NA       4.91%
Lazard Retirement Small Cap Portfolio                                      19.05%       5.39%           NA          NA       4.54%
MFS Emerging Growth Series                                                -21.03%      21.96%       20.14%          NA      21.76%
MFS Investors Trust Series                                                 -1.84%       7.40%       14.13%          NA      14.79%
MFS Research Series                                                        -6.48%      11.47%       14.53%          NA      15.27%
MFS Total Return Series                                                    14.10%       8.50%       11.38%          NA      13.60%
Morgan Stanley Emerging Markets Equity Portfolio                          -40.36%      -5.03%           NA          NA      -4.46%
Morgan Stanley International Magnum Portfolio                             -13.97%       4.32%           NA          NA       4.62%
Rydex U.S. Government Money Market Fund                                     NA              NA          NA          NA          NA
Rydex U.S. Government Bond Fund                                             NA              NA          NA          NA          NA
Rydex OTC Fund                                                              NA              NA          NA          NA          NA
Rydex Nova Fund                                                             NA              NA          NA          NA          NA
Rydex Ursa Fund                                                             NA              NA          NA          NA          NA
Rydex Banking Fund                                                          NA              NA          NA          NA          NA
Rydex Basic Materials Fund                                                  NA              NA          NA          NA          NA
Rydex Biotechnology Fund                                                    NA              NA          NA          NA          NA
Rydex Consumer Products Fund                                                NA              NA          NA          NA          NA
Rydex Electronics Fund                                                      NA              NA          NA          NA          NA
Rydex Energy Fund                                                           NA              NA          NA          NA          NA
Rydex Energy Services Fund                                                  NA              NA          NA          NA          NA
Rydex Financial Services Fund                                               NA              NA          NA          NA          NA
Rydex Health Care Fund                                                      NA              NA          NA          NA          NA
Rydex Internet Fund                                                         NA              NA          NA          NA          NA
Rydex Leisure Fund                                                          NA              NA          NA          NA          NA
Rydex Precious Metals Fund                                                  NA              NA          NA          NA          NA
Rydex REIT Fund Rydex Retailing Fund                                        NA              NA          NA          NA          NA
Rydex Technology Fund                                                       NA              NA          NA          NA          NA
Rydex Telecommunications Fund                                               NA              NA          NA          NA          NA
Rydex Transportation Fund                                                   NA              NA          NA          NA          NA
Rydex Utilities Fund                                                        NA              NA          NA          NA          NA

Chart 2 Total Return for the Periods Ended December 31, 2000 (Continued):



                                                                        COLUMN C
                                                              ANNUAL PERCENTAGE CHANGE
  Fund Name                                                      CALENDAR YEAR RETURN
---------------------------------------------------------------------------------------
                                                                 2000              1999
                                                                ------            ------

Federated High Income Bond Fund II..........................    -10.59%             0.82%
Federated Prime Money Fund II...............................      2.31%             2.59%
Federated Utility Fund II...................................    -10.52%             0.21%
Fidelity VIP Equity-Income Portfolio........................      6.61%             4.78%
Fidelity VIP II Asset Manager Portfolio.....................     -5.57%             9.48%
Fidelity VIP II Contrafund Portfolio........................     -8.23%            22.45%
Fidelity VIP II Index 500 Portfolio.........................    -10.87%            18.76%
Alger American Growth Portfolio.............................    -16.26%            31.80%
Alger American MidCap Growth Portfolio......................      7.36%            29.93%
Alger American Small Capitalization Portfolio...............    -28.51%            41.33%
Alger American Leveraged AllCap Portfolio...................    -26.18%            17.94%
MFS Emerging Growth Series..................................    -21.03%            74.15%
MFS Investors Trust Series .................................     -1.84%             5.14%
MFS Research Series.........................................     -6.48%            22.24%
MFS Total Return Series.....................................     14.10%             1.58%
Alliance Premier Growth Portfolio...........................    -18.24%            28.47%
Alliance Growth and Income Portfolio........................     11.71%            -1.67%
American Century VP Income & Growth Fund....................    -12.16%            16.28%
American Century VP Value Fund..............................     16.20%           -12.87%
Templeton Developing Markets Securities Fund................    -33.65%            48.98%
Templeton Asset Strategy Fund...............................    -16.53%             2.47%
Lazard Retirement Equity Portfolio..........................     -1.79%             2.83%
Lazard Retirement Small Cap Portfolio.......................     19.05%             1.66%
Morgan Stanley International Magnum Portfolio...............    -13.97%            21.89%
Morgan Stanley Emerging Markets Portfolio...................    -40.36%            92.81%
Rydex U.S. Government Bond Fund                                    NA                NA
Rydex OTC Fund                                                     NA                NA
Rydex Nova Fund                                                    NA                NA
Rydex Ursa Fund                                                    NA                NA
Rydex Banking Fund                                                 NA                NA
Rydex Basic Materials Fund                                         NA                NA
Rydex Biotechnology Fund                                           NA                NA
Rydex Consumer Products Fund                                       NA                NA
Rydex Electronics Fund                                             NA                NA
Rydex Energy Fund                                                  NA                NA
Rydex Energy Services Fund                                         NA                NA
Rydex Financial Services Fund                                      NA                NA
Rydex Health Care Fund                                             NA                NA
Rydex Internet Fund                                                NA                NA
Rydex Leisure Fund                                                 NA                NA
Rydex Precious Metals Fund                                         NA                NA
Rydex REIT Fund                                                    NA                NA
Rydex Retailing Fund                                               NA                NA
Rydex Technology Fund                                              NA                NA
Rydex Telecommunications Fund                                      NA                NA
Rydex Transportation Fund                                          NA                NA
Rydex Utilities Fund                                               NA                NA

*The Portfolios' Service Shares commenced operations on December 31, 1999. The returns shown for the Service Shares of these Portfolios reflect the historical performance of a different class of shares (the Institutional Shares) prior to December 31, 1999, restated based on the Service Shares' estimated fees and expenses (ignoring any fee and expense limitations).

                               FEDERAL TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE.

PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL. Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment options underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment option will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the option is represented by any one investment; (2) no more than 70% of the value of the total assets of the option is represented by any two investments; (3) no more than 80% of the value of the total assets of the option is represented by any three investments; and (4) no more than 90% of the value of the total assets of the option is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment options underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively.

However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS. The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

PARTIAL 1035 EXCHANGES. Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area, owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS. Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS. Any transfer, assignment, or pledge of a Contract may be a taxable event. You should therefore consult competent tax advisers should you wish to transfer, assign, or pledge your Contract.

If the contract is issued for use under a Qualified Plan, it may not be assigned, pledged, or otherwise transferred except as allowed under applicable law.

GIFTING A CONTRACT. If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to a divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

DELAYED PAYOUTS. If the contract's pay-out period commences (or is scheduled to commence) at a time when the annuitant has reached an advanced age (e.g, past age 85), it is possible that the Internal Revenue Service could take the position that the contract should not be treated as an annuity contract for Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

DEATH BENEFITS. Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship distributions. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS. Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

WITHDRAWALS - INVESTMENT ADVISER FEES. The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or a Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for a payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

QUALIFIED PLANS. The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A variable annuity contract will not provide any additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

A.   TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Loans are not available under the contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

B.   INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

ROTH IRAS

Section 408A of the Code provides that certain eligible individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are not deductible from taxable income.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, certain eligible individuals may make a rollover contribution from a non-Roth IRA to a Roth IRA. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

C.   PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, and withdrawals. (See "Tax Treatment of Withdrawals Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS. In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b)(Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the

Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years on which the exception was used.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.

The Internal Revenue Service has issued new proposed regulations regarding required minimum distributions from qualified plans. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required minimum distributions for 2001 by owners of IRAs and in some cases by owners of Tax-Sheltered Annuity contracts and pension and profit sharing plan contracts. You should consult with your qualified plan sponsor and tax advisor to determine if these new rules are available for your benefit.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS. The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies;
(4) becomes  disabled  (within the meaning of Section  72(m)(7) of the Code); or
(5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between Tax-Sheltered Annuity Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                               ANNUITY PROVISIONS

VARIABLE ANNUITY. A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment option(s) of the separate account. At the annuity calculation date, the contract value in each investment option will be applied to the applicable annuity tables. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

     (1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.

     (2) the fixed number of annuity units per payment in each subaccount is multiplied by the annuity unit value as of the annuity calculation date. This result is the dollar amount of the payment.

The total dollar amount of each variable annuity payment is the sum of all investment option variable annuity payments.

The Company determines the amount of variable annuity payments, including the first, no more than ten (10) business days prior to the payment date. The payment date must be the same day each month as the date selected for the annuity date, i.e. the first or the fifteenth.

FIXED ANNUITY. A fixed annuity is a series of payments made during the annuity period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the separate account. The general account value as of the annuity calculation date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table. Fixed annuity payments will remain level.

ANNUITY UNIT. The value of an annuity unit for each investment option was arbitrarily set initially at $10. This was done when the first investment option shares were purchased. The investment option annuity unit value for any business day is determined by multiplying the investment option annuity unit value for the immediately preceding business day by the product of the Net Investment Factor for the business day for which the annuity unit value is being calculated, and an amount equivalent to the daily assumed investment factor.

NET INVESTMENT FACTOR. The Net Investment Factor for any investment option for any business day is determined by dividing:

     (a) the accumulation unit value as of the close of the current business day, by


     (b) the accumulation unit value as of the close of the immediately preceding business day.

The Net Investment Factor may be greater or less than one, as the annuity unit value may increase or decrease.

EXPENSE GUARANTEE. The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in actual mortality or expense experience.

                              FINANCIAL STATEMENTS

(The financial statements of the Company and the Variable Account will be filed by amendment.)

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements (to be filed by amendment)

(b)  Exhibits

     (1) Certified resolution of the board of directors of the Company dated February 12, 1996, establishing the Variable Account.*

     (2)  Not applicable.

     (3) Form of underwriting agreement between the Company and CNA Investor Services, Inc. ("CNAISI").**

     (4) (a) Form of Flexible Premium Deferred Variable Annuity Contract (the "Contract").

          (b)  Form of Terminal Illness and Confinement Endorsement.***

          (c)  Form of Tax Sheltered Annuity Endorsement.***

          (d)  Form of Pension/Profit Sharing Endorsement.***

          (e)  Form of Systematic Withdrawal Endorsement.***

          (f)  Form of Automatic Transfer Endorsement.***

          (g)  Form of Dollar Cost Averaging I Endorsement.+

          (h)  Form of Dollar Cost Averaging II Endorsement.+

          (i)  Form of Roth IRA Endorsement. ***

          (j)  Form of IRA Endorsement. ***

          (k)  Form of Fixed Account II Rider.+++

          (l)  Form of Crediting of Airline Mileage Program Awards Endorsement.

     (5) Form of Application.

     (6)  (a)  Articles of Incorporation of the Company.*

          (b)  By-Laws of the Company.*

     (7)  Not applicable.

     (8) (a) Form of Participation Agreement between the Company and Federated Insurance Series.**

          (b) Form of Participation Agreement between the Company and Variable Insurance Products Fund.**

          (c) Form of Participation Agreement between the Company and The Alger American Fund.**

          (d) Form of Participation Agreement between the Company and MFS Variable Insurance Trust. **

          (e) Form of Participation Agreement between the Company and Janus Aspen Series.***

          (f) Form of Participation Agreement among the Company, CNA Investor Services, Inc., Lazard Asset Management and Lazard Retirement Series, Inc.++

          (g) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and the Company.++

          (h) Form of Participation Agreement among the Company, CNA Investor Services, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc.++

          (i) Form of Shareholder Services Agreement between the Company and American Century Investment Management, Inc.++


          (j) Form of Participation Agreement between the Company and Morgan Stanley Dean Witter Universal Funds, Inc.++

          (k) Form of Participation Agreement between the Company and Rydex Global Advisors (to be filed by amendment).

     (9)  (a)  Opinion and Consent of Counsel (to be filed by amendment)

     (10) Independent Auditors' Consent (to be filed by amendment)

     (11) Not applicable.

     (12) Not applicable.

     (13) Not applicable.

     (14) Not applicable.

* Incorporated herein by reference to the initial filing of Registrant's Form N-4 (File No. 333-01087) on February 20, 1996.

**   Incorporated herein by reference to filing of Pre-Effective Amendment
     No. 1 to Registrant's Form N-4 (File No. 333-01087) on September 4, 1996.

*** Incorporated herein by reference to Form N-4 (File No. 333-85511) as filed electronically on August 18, 1999.

+ Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 (File No. 333-85511) as filed electronically on December 29, 1999.

++ Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 333-85511) as filed electronically on February 11, 2000.

+++ Incorporated herein by reference to initial filing of Registrant's Form N-4 (File No. 333-67802) as filed electronically on or about August 17, 2001.

ITEM 25.  DIRECTORS AND OFFICERS OF THE COMPANY

     The name, age, positions and offices, term as director, and business experience during the past five years for Valley Forge Life Insurance Company's ("VFL") directors and executive officers are listed in the following table:





----------------------------------------------------------------------------------------------------
                                          OFFICERS OF VFL
----------------------------------------------------------------------------------------------------

NAME AND ADDRESS           AGE      POSITION(S) HELD WITH VFL                   PRINCIPAL OCCUPATION(S)DURING PAST FIVE YEARS
-----------------          ---      -------------------------                   ---------------------------------------------


Bernard L. Hengesbaugh     54       Director, Chairman of the Board,            Chairman of the Board and Chief Executive Officer of
CNA Plaza                           President and Chief Executive Officer       CNA since February, 1999.  Prior thereto,
Chicago, Illinois 60685                                                         Mr.  Hengesbaugh was Executive Vice President and
                                                                                Chief Operating Officer of CNA since February, 1998.
                                                                                Prior thereto,  Mr.  Hengesbaugh was Senior
                                                                                Vice President of CNA since November, 1990.

Jonathan D. Kantor         45       Executive Vice President, Secretary,        Senior Vice President, Secretary and General Counsel
CNA Plaza                           General Counsel and Director               of CNA  since April, 1997.  Prior thereto, Mr. Kantor
Chicago, Illinois 60685                                                         was Group Vice President of CNA since April, 1994.

Robert V. Deutsch          41       Executive Vice President, Chief             Senior Vice President and Chief Financial Officer of
CNA Plaza                           Financial Officer and Director              CNA since August, 1998.  Prior thereto, Mr. Deutsch
Chicago, Illinois 60685                                                         was an officer for Executive Risk, Inc.

Thomas Pontarelli          52       Executive Vice President and Director       Senior Vice President of CNA since April, 2000.
CNA Plaza                                                                       Prior thereto, Mr. Pontarelli was Group Vice
Chicago, Illinois 60685                                                         President of CNA since January,1998.  From May, 1974
                                                                                to December, 1997, Mr.Pontarelli held a series of
                                                                                positions culminating in Chief Executive Officer
                                                                                and President of Washington National Insurance
                                                                                Company.

Donald P. Lofe, Jr.        43       Group Vice President and Director           Group Vice President of CNA since October, 1998.
CNA Plaza                                                                       Prior thereto, Mr. Lofe served as partner-in-charge
Chicago, Illinois 60685                                                         of PricewaterhouseCoopers L.L.P.

Lawrence J. Boyson         46       Group Vice President, Controller and        Group Vice President of CNA since February, 1996.
CNA Plaza                           Director
Chicago, Illinois 60685

Stephen W. Lilienthal      51       Director                                    President of CNA's property and casulaty operation
CNA Plaza                                                                       since July, 2001.  Prior thereto, Mr. Lilienthal was
Chicago, Illinois 60685                                                         Executive Vice President of St. Paul Fire & Marine
                                                                                Insurance Company since October, 1998.  Prior
                                                                                thereto, Mr. Lilienthal served as President of
                                                                                USF&G's Commercial Insurance Group.


Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of VFL. Executive officers serve at the discretion of the Board of Directors.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a stock life insurance company of which all of the voting securities are owned by Continental Assurance Company. Continental Assurance Company is owned by Continental Casualty Company, a stock casualty insurance company organized under the Illinois Insurance Code, the home office of which is located at CNA Plaza, Chicago, Illinois 60685. All of the voting securities of Continental Casualty Company are owned by CNA Financial Corporation, a Delaware Corporation. As of March 31, 2001, 87% of the outstanding voting securities of CNA Financial Corporation are owned by Loews Corporation, a Delaware Corporation, 667 Madison Avenue, New York, New York 10021-8087. Loews corporation has interests in insurance, hotels, watches and other timing devices, drilling rigs and tobacco. Laurence A. Tisch is Co-Chairman of the Board and a director of Loews Corporation and Chief Executive Officer and a director of CNA Financial Corporation. Preston R. Tisch is Co-Chairman of the Board and a director of Loews Corporation and a director of CNA Financial Corporation. James S. Tisch is President and Chief Executive Officer and director of Loews Corporation and a director of CNA Financial Corporation.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not applicable.

ITEM 28.  INDEMNIFICATION

The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors of employees of the depositor. CNA Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such. Most of the officers, directors and employees are also officers, directors and/or employees of CNAFC.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee, or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) CNA Investor Services, Inc. ("CNAISI") is the registrant's principal underwriter and also serves as the principal underwriter of certain variable annuity contracts and variable life insurance contracts issued by the Company and certain variable annuity contracts and variable life insurance contracts issued by affiliates of the Company.

(b) CNAISI is the principal underwriter for the Policies. The following persons are the officers and directors of CNAISI.

      Name and Principal  Positions and Offices
      Business Address    with Underwriter
      ----------------    ----------------
      Carol Kuntz            President, Chief Executive Officer
                             and Director
      Stephanie Sledge       Vice President and Director
      Jeffery Hoelzel        Director and Corporate Secretary

The principal business address for each officer and director of CNAISI is CNA, 100 CNA Drive, Nashville, Tennessee 37214.

(c)   Not applicable.

Item 30.  LOCATION BOOKS AND RECORDS

All of the accounts,  books,  records or other documents  required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at CNA Plaza, Chicago, Illinois 60685, or 100 CNA Drive, Nashville, Tennessee 37214-3439, and by CNAISI at CNA Plaza, Chicago, Illinois 60685.

ITEM 31.  MANAGEMENT SERVICES

          Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Valley Forge Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned there unto duly authorized in the City of Chicago, State of Illinois on this ___ day of September, 2001.

                                  VALLEY FORGE LIFE INSURANCE COMPANY
                                  VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (Registrant)

                                  VALLEY FORGE LIFE INSURANCE COMPANY on
                                  behalf of its separate account



                                  By:     /s/ DONALD P. LOFE, JR.
                                     ---------------------------------


                                  VALLEY FORGE LIFE INSURANCE COMPANY
                                   (Depositor)

                                  By:     /s/ DONALD P. LOFE, JR.
                                     ---------------------------------

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title                           Date
------------                        -----                           ----

/s/ Bernard L. Hengesbaugh         Chairman of the Board,           9/21/01
----------------------------       Chief Executive Officer          ---------
Bernard L. Hengesbaugh             and Director                     Date


/s/ Robert V. Deutsch              Executive Vice President,        9/21/01
------------------------           Chief Financial Officer          ---------
Robert V. Deutsch                  and Director                     Date


/s/ Jonathan D. Kantor             Executive Vice President,        9/21/01
------------------------           General Counsel, Secretary       ---------
                                   and Director                       Date

/s/Donald P. Lofe, Jr.                                              9/21/01
------------------------           Group Vice President and         ---------
Donald P. Lofe, Jr.                Director                         Date

/s/Thomas Pontarelli                                                 9/21/01
------------------------           Executive Vice President         ---------
Thomas Pontarelli                  and  Director                    Date



/s/Lawrence J. Boysen                                                9/21/01
------------------------           Group Vice President,            ---------
Lawrence J. Boysen                 Controller and Director          Date

/s/Stephen W. Lilienthal                                            9/14/01
------------------------           Director                         ---------
Stephen W. Lilienthal                                               Date

                                INDEX TO EXHIBITS

EX-99.B.4(a) Form of Flexible Premium Variable Insurance Policy
EX-99.B.4(l) Form of Crediting of Airline Mileage Program Awards Endorsement
EX-99.B.5    Form of Application